UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_____

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(mark one)

[X]   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2007

[   ]   Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number 1-8002

FISHER HAMILTON L.L.C. RETIREMENT SAVINGS PLAN

A.   Full title of the plan and address of the plan, if different from that of the issuer named below:

Fisher Hamilton L.L.C. Retirement Savings Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Thermo Fisher Scientific Inc.
81 Wyman Street
Waltham, Massachusetts 02451

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FISHER HAMILTON L.L.C. RETIREMENT SAVINGS PLAN

By: Thermo Fisher Scientific Inc., Pension Committee

By: /s/ Peter M. Wilver
     Peter M. Wilver
     Senior Vice President, Chief Financial Officer and
     Member of the Pension Committee

Date: June 24, 2008

Fisher Hamilton L.L.C.
Retirement Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2007 and 2006

Fisher Hamilton L.L.C. Retirement Savings Plan
Index
December 31, 2007 and 2006

	Page(s)
Report of Independent Registered Public Accounting Firm…..…………………………………	1
Financial Statements	
Statements of Net Assets Available for Benefits………………………………….……………………	2
Statement of Changes in Net Assets Available for Benefits……..……………......………………………	3
Notes to Financial Statements …..…………………………………………………………………	4-8
Supplemental Schedule*	
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)..……………………………..……	9

* Other supplemental schedules required by Section 2520.103.10 of the Department of Labor's Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974
have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Fisher Hamilton L.L.C. Retirement Savings Plan
and the Pension Committee of Thermo Fisher Scientific Inc.

We have audited the accompanying statements of net assets available for benefits of Fisher Hamilton L.L.C. Retirement Savings Plan (the "Plan") at December 31, 2007 and December 31, 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our report dated October 12, 2007, we were unable to, and did not, express an opinion on the statement of net assets available for benefits as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006 because, at the instruction of the plan administrator, we did not perform any auditing procedures with respect to the information summarized in Note 5 to those financial statements. The plan administrator has now instructed us to perform, and we did perform, an audit of the statement of net assets available for benefits at December 31, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Accordingly, we are now able to express an opinion on the statement of net assets available for benefits at December 31, 2006.

In our opinion, the financial statements referred in the first paragraph of this report present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and December 31, 2006, and changes in the net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
June 23, 2008

Fisher Hamilton L.L.C. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets		
Investments, at fair value	$24,183,263	$22,611,761
Receivables		
Participant contributions	91,206	56,995
Employer contributions	7,308	11,364
	98,514	68,359
Net assets available for benefits at fair value	24,281,777	22,680,120
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(9,690)	31,938
Net assets available for benefits	$24,272,087	$22,712,058

The accompanying notes are an integral part of these financial statements.

Fisher Hamilton L.L.C. Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2007

Additions	
Contributions	
Employer	$ 221,675
Participants	1,277,266
Total contributions	1,498,941
Investment income	
Dividends and interest income	1,695,478
Net depreciation in fair value of investments	(512,595)
Total investment income	1,182,883
Total additions	2,681,824
Deductions	
Benefits paid to participants	(1,121,795)
Net increase in net assets available for benefits	1,560,029
Net Assets Available for Benefits	
Beginning of year	22,712,058
End of year	$24,272,087

The accompanying notes are an integral part of these financial statements.

1.   **Description of the Plan**

The following brief description of the Fisher Hamilton L.L.C. Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General
The Plan, established effective January 1, 1994, is a defined contribution 401(k) savings plan for the benefit of certain employees of Fisher Hamilton L.L.C. ("Hamilton"), a wholly-owned subsidiary of Thermo Fisher Scientific, Inc. (the "Company"). T. Rowe Price is the trustee and record keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility
Hamilton employees are eligible to participate in the Plan provided that they are a member of the United Brotherhood of Carpenters and Joiners Local No. 1533 or District No. 10 International Association of Machinists and Aerospace Workers Union. Employees are eligible to participate on the first day of any month after the employee has completed three months of service, regardless of the number of hours actually worked during that period.

Contributions
Participants may elect to make salary deduction (deferral) contributions up to 50% of their eligible compensation, not to exceed the limits of Internal Revenue Code (the "Code"). Participants may also elect to defer up to 50% of their Company profit-sharing allocation. Employee rollover contributions from other qualified plans are permitted. The Plan permits Company contributions where the Company matches 25% of each participant's contribution up to the maximum specified limit of 8% of the participant's eligible compensation per contribution period.

Participant Accounts
Each participant's account is credited with Company contributions, the participant's contributions and withdrawals, as applicable, and allocations of plan income or losses. Allocations of income or losses are prorated among all plan participants based on participant account balances in the respective investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions plus actual income or losses thereon. Participants vest in Company contributions and actual income or losses thereon at a rate of 20% for each year of service completed with 100% vesting after five years. A participant will become fully vested if termination occurs as a result of death or disability.

Participant Loans
Participant loans are not allowed under the Plan.

Investment Options
The Plan allows participants to direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds, a few common collective trust funds, and a stable value fund as investment options for participants. Beginning January 1, 2008, the Company's stock is also an investment option for participants.

Payment of Benefits
Upon termination of employment, a participant may receive his/her account balance in the form of a lump-sum payment, monthly installments, or a combination thereof. Distributions must be made within 90 days after the close of the plan year in which a participant reaches age 70 ½.

Forfeitures
Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the Plan. Forfeited amounts are allocated in the same year in which the forfeitures occur and are used to reduce future employer contributions. During the year ended December 31, 2007, forfeited amounts of $10,265 were used to reduce Company contributions to the Plan.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Fair value and contract value of investments in common collective trust funds are based on the fair value and contract value of the underlying investments in the respective trust. Participant loans are valued at their outstanding loan balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis and investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes both realized and unrealized investment gains and losses.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-1-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

New Accounting Pronouncements

The Plan adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," an interpretation of FASB Statement No. 109 ("FIN 48"), as required, on January 1, 2007. FIN 48 requires the Plan Sponsor to determine whether a tax position of the Plan is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Plan recording a tax liability that would reduce net assets. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2007.

Based on its analysis, the Plan Sponsor has determined that the adoption of FIN 48 did not have a material impact to the Plan's financial statements upon adoption.

In addition, in September 2006, Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"), was issued and is effective for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Management is currently evaluating the impact, if any, the adoption of SFAS 157 will have on the Plan's financial statements.

Administrative Expenses

The Company pays certain administrative expenses associated with management of and professional services for the Plan.

Payment of Benefits

Benefit payments are recorded when paid.

Risks and Uncertainties

The Plan invests in various investment securities, including mutual funds and investment contracts which are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits.

3.   Tax Status

The Plan uses a prototype plan document which is designed in accordance with applicable regulations of the Code. The Plan itself has not received a determination letter. However, the Company, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

4. Investments

Investments of the Plan's net assets are as follows:

	December 31,	
	2007	2006
Mutual Funds		
T. Rowe Price Retirement 2020 Fund (1)	$ 5,640,269	$ 939,706
T. Rowe Price Retirement 2015 Fund (1)	3,873,412	7,329
T. Rowe Price Retirement 2010 Fund (1)	3,054,329	31,932
T. Rowe Price Retirement 2025 Fund (1)	2,443,635	13,065
T. Rowe Price Retirement 2030 Fund (1)(2)	1,662,838	1,140,339
Dodge & Cox Stock Fund (1)(2)	1,545,394	4,379,741
Dodge & Cox International Stock Fund	769,072	—
T. Rowe Price Retirement 2035 Fund	767,388	43,414
T. Rowe Price Retirement 2040 Fund	468,875	128,134
T. Rowe Price Retirement Income Fund	420,312	135,805
Vanguard Mid Capitalization Index Fund, Instl.	389,771	—
T. Rowe Price Retirement 2045 Fund	330,672	19,553
Western Asset Core Plus Bond Fund, Instl.	271,046	—
T. Rowe Price Retirement 2005 Fund	83,684	3,223
T. Rowe Price Retirement 2050 Fund	8,360	—
Royce Low priced Stock Fund (2)	—	4,644,823
Vanguard Inst Index Fund (2)	—	3,063,862
Pimco Total Return Fund (2)	—	2,440,057
Templeton Foreign Fund (2)	—	2,136,646
Pimco High Yield Fund	—	10,857
Common Collective Trusts		
T. Rowe Price Stable Value Fund (1)	1,639,446	—
T. Rowe Price Growth Stock Trust	358,110	—
SSGA S&P 500 Index Fund	285,294	—
Jennison Institutional U.S. Small-Cap Equity Fund	171,356	—
SSGA S&P 400 Mid Cap Fund (2)	—	2,114,072
Prudential Stable Value Fund (2)	—	1,359,203
Total Investments, at Fair Value	$24,183,263	$22,611,761

(1) Investment represents five percent or more of the Plan's net assets at December 31, 2007.
(2) Investment represents five percent or more of the Plan's net assets at December 31, 2006.

During 2007, the Plan's investments (including investments bought, sold and held during the year) depreciated in value by $512,595, as follows:

	Year Ended December 31, 2007
Mutual funds	$ (678,456)
Common collective trusts	165,861
Net change in fair value	$ (512,595)

Dividends and interest income of $1,695,478 consisted of the following for the year ended December 31, 2007:

	Year Ended December 31, 2007
Mutual funds	$ 1,632,785
Common collective trusts	62,693
Dividends and interest income	$ 1,695,478

5. Party-in-Interest Transactions

Certain plan investments are shares of mutual funds managed by T. Rowe Price Retirement Services, an affiliate of T. Rowe Price Trust Company, the trustee, and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of return on each fund.

6. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuation of contributions, the accounts of each affected participant shall become fully vested. In such event, the assets of the Plan would be distributed to participants in accordance with plan provisions.

Fisher Hamilton L.L.C. Retirement Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2007   **Supplemental Schedule**

Identity of Issue/Borrower, Lessor or Similar Party	Description of investments including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
Common Collective Trusts			
T. Rowe Price	T. Rowe Price Stable Value Fund (1)	(2)	$ 1,629,756
T. Rowe Price	T. Rowe Price Growth Stock Trust (1)	(2)	358,110
State Street Global Advisors	SSGA S&P 500 Index Fund	(2)	285,294
Jennison	Jennison Institutional U.S. Small-Cap Equity Fund	(2)	171,356
	Total Common Collective Trust Funds		2,444,516
Mutual Funds			
T. Rowe Price	T. Rowe Price Retirement 2020 Fund (1)	(2)	5,640,269
T. Rowe Price	T. Rowe Price Retirement 2015 Fund (1)	(2)	3,873,412
T. Rowe Price	T. Rowe Price Retirement 2010 Fund (1)	(2)	3,054,329
T. Rowe Price	T. Rowe Price Retirement 2025 Fund (1)	(2)	2,443,635
T. Rowe Price	T. Rowe Price Retirement 2030 Fund (1)	(2)	1,662,838
Dodge & Cox	Dodge & Cox Stock Fund	(2)	1,545,394
Dodge & Cox	Dodge & Cox International Stock Fund	(2)	769,072
T. Rowe Price	T. Rowe Price Retirement 2035 Fund (1)	(2)	767,388
T. Rowe Price	T. Rowe Price Retirement 2040 Fund (1)	(2)	468,875
T. Rowe Price	T. Rowe Price Retirement Income Fund (1)	(2)	420,312
Vanguard	Vanguard Mid Capitalization Index Fund, Instl.	(2)	389,771
T. Rowe Price	T. Rowe Price Retirement 2045 Fund (1)	(2)	330,672
Western Asset	Western Asset Core Plus Bond Fund, Instl.	(2)	271,046
T. Rowe Price	T. Rowe Price Retirement 2005 Fund (1)	(2)	83,684
T. Rowe Price	T.Rowe Price Retirement 2050 Fund (1)	(2)	8,360
	Total Mutual Funds		21,729,057
	Total Investments		$24,173,573

(1) Party-in-interest.
(2) Cost information is not required for participant-directed investments and, therefore, is not included.

Fisher Hamilton L.L.C. Retirement Savings Plan
Exhibit Index
December 31, 2007 and 2006

Exhibit Number	Description of Exhibit
23.1	Consent of PricewaterhouseCoopers LLP.